EXHIBIT 99

PROXY CIRCULAR AND STATEMENT DATED FEBRUARY 10, 2003

Notice of Annual Meeting of Shareholders
April 16, 2003
Proxy Circular and Statement
INCO LIMITED To be held at 10:00 a.m. Wednesday, April 16, 2003 Metro Toronto Convention Centre Constitution Hall 255 Front Street West Toronto, Ontario

March 10, 2003

Dear Shareholder:

        The Company’s Annual Meeting of Shareholders will be held at the Metro Toronto Convention Centre, Constitution Hall, 255 Front Street West, Toronto, Ontario on Wednesday, April 16, 2003 at 10:00 a.m. The formal Notice of Meeting and Proxy Circular and Statement, which are contained in the following pages, outline the actions to be taken by Shareholders at the Meeting.

        We sincerely hope that you will be able to attend the Meeting. However, if you are not planning to be present, you may vote the Shares you own (Common Shares and/or Series E Preferred Shares) in any one of three ways: (1) by completing, signing and returning the accompanying proxy or proxies in the enclosed postage-paid envelope; (2) by following the instructions for telephonic voting in the accompanying Proxy Circular and Statement; or (3) by following the instructions for internet voting in the accompanying Proxy Circular and Statement. Regardless of the number of Shares you may own, your vote is important.

        Thank you for your continued interest in our Company.

Yours sincerely, [/s/ Scott M. Hand] Scott M. Hand Chairman and Chief Executive Officer

        INCO LIMITED, 145 King Street West, Suite 1500, Toronto, Ontario M5H 4B7

NOTICE OF MEETING

        NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Meeting”) of Shareholders of INCO LIMITED will be held at the Metro Toronto Convention Centre, Constitution Hall, 255 Front Street West, Toronto, Ontario on Wednesday, April 16, 2003 at the hour of ten o’clock in the morning for the purposes of:

(1)     receiving the financial statements for 2002 and the Auditors’ report thereon;

(2)     electing Directors for the term expiring in 2005;

(3)     appointing Auditors of the Company; and

(4)     transacting such other business as may properly be brought before the Meeting.

        If you are not planning to be present in person, you may vote the Shares you own (Common Shares and/or Series E Preferred Shares) in any one of three ways: (1) by completing, signing, and returning the accompanying form or forms of proxy or written voting instruction form(s) in the enclosed envelope, postage prepaid; (2) by following the instructions for telephonic voting in the accompanying Proxy Circular and Statement; or (3) by following the instructions for internet voting in the accompanying Proxy Circular and Statement.

By Order of the Board of Directors [/s/Stuart F. Feiner] Stuart F. Feiner Executive Vice-President, General Counsel & Secretary

Dated: March 10, 2003

February 10, 2003

PROXY CIRCULAR AND STATEMENT

        This Proxy Circular and Statement is furnished in connection with the solicitation by the Board of Directors of INCO LIMITED (“Inco” or the “Company”) of proxies to be used at the Annual Meeting of Shareholders of the Company (the “Meeting”) to be held on Wednesday, April 16, 2003 beginning at 10:00 a.m. local time at the Metro Toronto Convention Centre, Constitution Hall, 255 Front Street West, Toronto, Ontario for the purposes set forth in the Notice of Meeting on the previous page. Commencing on or about March 10, 2003, this Proxy Circular and Statement and one or more forms of proxy (depending upon the voting securities of the Company owned by the Shareholder) will be mailed to Shareholders of record up to and including March 10, 2003. Shareholders who are unable to be present at the Meeting may vote through the use of proxies or by the other methods for voting under “Voting Instructions” below.

        The Company has its executive offices at 145 King Street West, Suite 1500, Toronto, Ontario M5H 4B7. All dollar amounts in this Proxy Circular and Statement are stated in United States dollars unless otherwise indicated.

        As of February 10, 2003, 183,475,559 Common Shares, 11,023,497 Common Share Purchase Warrants (“Warrants”) (each of which entitles the holder to purchase one Common Share at the exercise price specified in the Warrant) and 9,439,600 5.5% Convertible Redeemable Preferred Shares Series E (“Series E Preferred Shares”) are outstanding. Each of the Common Shares and Series E Preferred carries one vote. The number of Common Shares outstanding does not include fractional share interests (aggregating 5,891 Common Shares) which cannot be voted.

        In addition to the Company’s Common Shares, the Series E Preferred Shares have general voting rights on the basis of one vote in respect of each share held at all meetings of Shareholders of the Company, including the Meeting. Holders of record at the close of business on March 6, 2003 of Common Shares and/or Series E Preferred Shares (collectively, “Shares”) will be entitled to vote at the Meeting or any adjournment thereof.

VOTING INSTRUCTIONS

        Shareholders who hold their Shares directly (“Registered Shareholders”) as of the close of business on the record date for the Meeting of March 6, 2003 will find one or more forms of proxy accompanying this Proxy Circular and Statement. Shares may also be registered in the name of an intermediary such as a bank, trust company, securities dealer or broker or a trustee or administrator of a retirement, savings or similar plan (an “Intermediary”) or in the name of a clearing agency of which the Intermediary is a participant. The Company has distributed copies of this Proxy Circular and Statement to Intermediaries for distribution to the beneficial owners of the Shares (the “Beneficial Shareholders”) for whom the Intermediaries act and who have not waived their right to receive such materials. Beneficial Shareholders may be forwarded either a proxy already signed by the Intermediary or a voting instruction form to allow them to direct the voting of Shares they beneficially own.

        Registered Shareholders and Beneficial Shareholders may provide their voting instructions in one of three ways: (i) by returning by mail or facsimile the form or forms of proxy or the voting instruction form(s) accompanying this Proxy Circular and Statement; (ii) use of the telephone voting procedures outlined below; or (iii) use of the internet voting procedures outlined below. Shareholders wishing to appoint a person as a proxy other than the management nominees named on the proxy form will not be able to do so using the telephonic or internet voting procedures outlined below.

        Voting By Mail. Separate forms of proxy are to be completed for the Company’s (1) Common Shares (gold colour) and (2) Series E Preferred Shares (blue colour). Similarly, Beneficial Shareholders may also receive separate voting instruction forms from their Intermediaries for each class or series of Shares (Common Shares and/or Series E Preferred Shares) they own. Completed, signed and dated forms of proxy(ies) or voting instruction forms may be returned in the postage paid envelopes accompanying them. Shareholders who mail their proxies must ensure that their proxies are received by the Company no later than 10:00 a.m. (Toronto time) on the date fixed for holding the Meeting (or any adjournment thereof).

        Telephone Voting. A Registered Shareholder may vote by telephone using a touch-tone telephone by dialing the following toll-free number: 1-877-290-3210. Beneficial Shareholders should follow instructions for telephone voting conveyed to them by their Intermediaries. A Shareholder will be asked to provide the Shareholder’s 12- or 13-digit Control Number in order to verify the Shareholder’s identity. (See “Control Numbers” below for more details). Voting instructions are then conveyed by use of touch-tone selections over the telephone. Shareholders may vote by telephone up to 24 hours prior (by 10:00 a.m. Toronto time on April 15, 2003) to the time fixed for holding the Meeting (or any adjournment thereof).

        Internet Voting. A Shareholder may vote by internet by accessing the following website: www.proxyvoting.com/incoc, if the Shareholder owns Common Shares, or www.proxyvoting.com/incop, if the Shareholder owns Series E Preferred Shares. Beneficial Shareholders should follow instructions for internet voting conveyed to them by their Intermediaries. The Shareholder will be asked to provide the Shareholder’s 12-or 13-digit Control Number in order to verify the Shareholder’s identity (see “Control Numbers” below for more details). Voting instructions are then conveyed electronically by the Shareholder over the internet. Shareholders may vote by internet up to 24 hours prior (by 10:00 a.m. Toronto time on April 15, 2003) to the time fixed for holding the Meeting (or any adjournment thereof). Information contained in or otherwise accessible through the websites referred to herein does not form a part of this Proxy Circular and Statement. All such website references are inactive textual references only.

        Control Numbers. As noted above, in order to vote by telephone or the internet, Shareholders will be required to enter a 12- or 13-digit Control Number. The type of Control Number provided to each Shareholder will vary depending upon the manner in which the Shareholder owns his or her Shares. Registered Shareholders will have received a form or forms of proxy which contain a 13-digit Control Number located in the bottom left of their proxy card or cards. Most Beneficial Shareholders will receive written instructions from their Intermediaries which contain a 12-digit Control Number. Some Shareholders may own Shares as both a Registered Shareholder and as a Beneficial Shareholder. If you own Shares as both a Registered Shareholder and a Beneficial Shareholder, you will need to vote separately as a Registered Shareholder and as a Beneficial Shareholder, using the applicable Control Number that has been furnished to you for each class or series of Shares registered in your own name and for each class of Shares you hold beneficially through an Intermediary.

        Revocation of Proxies. Proxies given by Registered Shareholders by mail or in person may be revoked pursuant to subsection 148(4) of the Canada Business Corporations Act (“CBCA”), the corporate law under which the Company is organized, at any time prior to their use by an instrument in writing executed by the Registered Shareholder who has returned the proxy or proxies or by his or her attorney authorized in writing, as well as in any other manner permitted by law. If the instrument of revocation is deposited with the chairman of the Meeting on the date of the Meeting or any adjournment thereof, the instrument will not be effective with respect to any matter on which a vote may have already been cast pursuant to the proxy. Voting instructions conveyed by mail or in person by a later dated instrument in writing or conveyed by telephone or the internet will revoke any prior voting instructions. Shareholders will not be able to vote by telephone or internet (and thereby revoke any prior voting instructions) less than 24 hours prior (at any time after 10:00 a.m. Toronto time on April 15, 2003) to the time fixed for the holding of the Meeting (or any adjournment thereof). A Beneficial Shareholder who wishes to revoke previously given voting instructions within 24 hours prior to the time fixed for the holding of the Meeting (or any adjournment thereof) must contact his or her Intermediary to determine whether special arrangements may be made for the Registered Shareholder who holds the Beneficial Shareholder’s Shares as nominee to provide an instrument in writing revoking the previously given proxy or voting instructions. Unless otherwise specified in such forms, proxy forms and voting instruction forms which are undated are deemed to bear the date upon which they were sent to the Shareholder. Accordingly, if revoking a previously given proxy or voting instructions by mail, the new proxy or voting instruction form should be dated in order to be effective.

        The form of proxy for Common Shares will include any whole Common Shares which are held by the Company on a Shareholder’s behalf under the Company’s Optional Stock Dividend Program, Share Purchase Plan or its former Employee Share Award Plan (which was terminated as of the end of 1998).

        Proxies executed properly and returned, and not revoked, will be voted at the Meeting. If instructions are given, the proxies will be voted in accordance with the instructions.

        If no instructions are given but the proxies are executed properly and returned, and not revoked, the proxies will be voted (1) “FOR” the election of Directors and (2) “FOR” the appointment of Auditors.

        The enclosed form or forms of proxy confer discretionary authority upon the persons named in the proxy with respect to voting on amendments to, or variations of, matters identified in the Notice of Meeting and on other matters that may properly come before the Meeting or any adjournment thereof. At the time of the printing of this Proxy Circular and Statement, the Company knows of no such amendment, variation, or other matter expected to come before the Meeting. If any other matters should properly come before the Meeting, the persons named in the enclosed form or forms of proxy will vote on them in accordance with their best judgment.

        In the case of the election of Directors, proxies marked as “WITHHOLD” will be treated as present for purposes of determining a quorum and will be counted as having been withheld from voting in respect of one or more nominees. Under the CBCA, the election of each nominee for Director and the appointment of the Company’s Auditors each requires a majority of the votes cast by all Shareholders at the Meeting. As a result, proxies marked as “WITHHOLD” will have no effect on the outcome of the vote for Directors or the appointment of the Company’s Auditors. In the case of all other matters, proxies marked as “ABSTAIN” will be treated as present for purposes of determining a quorum but will not be counted as having been voted in respect of any matter as to which such abstention is indicated. As a result, such proxies will have no effect on the outcome of the vote with regard to any such other matter.

        Proxies returned by Intermediaries as “non-votes” on behalf of Shares held in street name, because the Beneficial Shareholder has not provided instructions or, under applicable stock exchange or other rules, the Intermediary does not have the discretion to vote such Shares as to one or more matters on the agenda for the Meeting, will be treated as present for purposes of determining a quorum but will not be counted as having been voted in respect of any such matter. As a result, such proxies will have no effect on the outcome of the vote with regard to matters as to which the Beneficial Shareholder has not provided instructions or the Intermediary does not have the discretion to vote.

        It is the policy of the Company that all proxies which identify Shareholders be kept confidential. Proxies are tabulated by the Company’s transfer agent and are not seen by, or reported to, management or Directors of the Company except in cases in which Shareholders write comments on their proxy(ies) or in limited other circumstances, such as a proxy contest or as may be necessary to enable management or the Board of Directors to discharge their legal duties to the Company.

ELECTION OF DIRECTORS

        The Company’s Board of Directors presently has twelve members. It is planned that, in accordance with the Company’s retirement policy applicable to non-employee Directors, C.H. Hantho will retire from the Board immediately prior to the Meeting. In addition, E.R. Clitheroe, whose term of office expires at the Meeting, will not stand for election at the Meeting. M.D. Sopko, former Chairman and Chief Executive Officer and non-executive Chairman of the Company from April 25, 2001 through the Annual and Special Meeting of Shareholders in April 2002, resigned from the Board of Directors in early February 2003. Dr. Sopko will continue as a consultant to the Company under a consulting agreement entered into with the Company in April 2001 through October 2006 at an annual consulting fee of approximately $160,000. P.C. Jones, President and Chief Operating Officer of the Company, was elected as a Director at the meeting of the Board on February 4, 2003 and will stand for election at the Meeting. J.T. Mayberry and R. Phillips, two nominees who are not currently Directors, will also stand for election at the Meeting. At the Meeting, six Directors are to be elected, each to hold office for the term expiring at the Annual Meeting in 2005, and the size of the Board will be twelve members, taking into account the retirement of C.H. Hantho and that E.R. Clitheroe will not be standing for election. Unless the Shareholder signing the enclosed form or forms of proxy specifies that the proxy or proxies, as the case may be, be withheld from voting on the election of all Directors, or except to the extent that such Shareholder specifies that authority to vote for any individual nominee be withheld, the persons named in the form or forms of proxy intend to vote the proxy(ies) for the election of the following six persons, all of whom are either Directors whose terms of office expire at the Meeting or who have been nominated for election at the Meeting: G.A. Barton, A.A. Bruneau, P.C. Jones, J.T. Mayberry, R. Phillips and J.M. Stanford. Each of these nominees has been recommended by the Corporate Governance and Nominating Committee and the Board of Directors for election by the Shareholders. The terms of office of the six other Directors, who are not nominees for election at the Meeting, expire at the Annual Meeting in 2004.

        The Board of Directors is not aware of any circumstances that would cause any nominee to be unable to serve as a Director. In the event that any nominee should be unable at any time to serve as a Director, each of the persons named in the accompanying form or forms of proxy reserves the right to vote for another person of his or her choice in such nominee’s place, unless the Shareholder signing one or more forms of proxy has specified that the proxy or proxies be withheld from voting on the election of all Directors.

NOMINEES FOR ELECTION
[GRAPHIC OMITTED]	GLEN A. BARTON Director since 1994

Mr. Barton, 63, is Chairman and Chief Executive Officer of Caterpillar Inc., a leading heavy equipment and diesel engine manufacturer based in Peoria, Illinois, a position he has held since February 1999. Mr. Barton was elected an Executive Vice President of Caterpillar Inc. in 1989 with responsibility for worldwide marketing. In 1990, he became Group President and head of the machinery divisions of that company. He served as Vice-Chairman from 1998 until February 1999. Mr. Barton is also a Director of Newmont Mining Corporation and serves on the Dean's Engineering Advisory Council of the University of Missouri-Columbia. He is also a Global Advisor to The Conference Board in the United States,a trustee of the Malcolm Baldridge National Quality Award Foundation and a member of The Business Council, The Business Roundtable and the Illinois Business Roundtable.

[GRAPHIC OMITTED]	ANGUS A. BRUNEAU, O.C. Director since 1998

Dr. Bruneau, 67, is Chairman of Fortis Inc., a leading Newfoundland-based company with businesses in the electric utilities and real estate sectors, a position he has held since October 1987. From October 1987 to April 1996, Dr. Bruneau was Chairman and Chief Executive Officer of Fortis Inc. He is also a Director of Petro-Canada, SNC- Lavalin Inc., The Canada Life Assurance Company, the Canada Institute for Child Health, Initiatives for the New Economyand the Foundation for Sustainability Development Technology Canada. He also serves as a trustee of the Nature Conservancy of Canada and is a member of the Canada Foundation for Innovation.

[GRAPHIC OMITTED]	PETER C. JONES Director since February 2003

Mr. Jones, 54, is President and Chief Operating Officer of the Company, a position he has held since April 2001. Mr. Jones joined the Company in January 1997. He served as Executive Vice-President, Operations, from April 1998 to April 2001 and as Executive Vice-President, Technology and Project Development from January 1997 to April 1998. Before joining the Company, Mr. Jones held a number of senior positions in the mining industry in North America and overseas, including serving as President and Chief Executive Officer of Hudson's Bay Mining and Smelting Limited.

[GRAPHIC OMITTED]	JOHN T. MAYBERRY

Mr. Mayberry, 58, is Chair of the Board and Chief Executive Officer of Dofasco Inc., a producer of primary steel and Finished steel products, a position he has held since May 2002. Mr. Mayberry plans to retire from his current position with Dofasco Inc. in May 2003. He served as Executive Vice President from September 1991 to August 1992, Executive Vice President and Chief Operating Officer from August 1992 to January 1993 and President and Chief Executive Officer from January 1993 to May 2002. He is also a Director of The Bank of Nova Scotia, Decoma International Inc. and TradePort International Corporation. He also serves as Past Chairman and a Director of the American Iron and Steel Institute and is Chairman and a Director of the International Iron and Steel Institute and has served as a director of a number of other industry and business-related organizations. Mr. Mayberry is not currently a Director and has been Nominated for election at the Meeting.

[GRAPHIC OMITTED]	ROGER PHILLIPS, O.C.

Mr. Phillips, 63, retired in January 2002 as President and Chief Executive Officer of IPSCO Inc., a leading steel Producer and fabricator. Mr. Phillips had held that position since February 1982. Mr. Phillips is an Honourary Director of IPSCO Inc. and a Director of The Toronto-Dominion Bank, Canadian Pacific Railway Limited, Fording Coal Limited, Imperial Oil Limited and Cleveland Cliffs Inc. Mr. Phillips is not currently a Director and has been Nominated for election at the Meeting.

[GRAPHIC OMITTED]	JAMES M. STANFORD Director since 1998

Mr. Stanford, 65, is President of Stanford Resource Management Inc. Mr. Stanford served as non-executive Chairman of Petro-Canada from January 2000 to May 2000. He Retired as President and Chief Executive Officer of Petro-Canada in January 2000, having served in that position since 1993. He also served as a Director of Petro-Canada over the 1993 — May 2000 period. Mr. Stanford is also a Director of EnCana Corporation, B.C. Gas Inc., Iogen Corporation, OPTI Canada Inc., Sunfire Energy Corporation, the Ontario Municipal Employees Retirement System Resources Partnership, and Nova Chemicals Corporation. He also serves as Chair of the Canada Foundation for Sustainable Development Technology and serves on the Board of the Mount Royal College Foundation, The Alberta Performing Arts Stabilization Fund, The Council for Business and the Arts in Canada as well as with a variety of other industry and community organizations.

DIRECTORS WHOSE TERMS OF OFFICE EXPIRE IN 2004
[GRAPHIC OMITTED]	RONALD C. CAMBRE Director since 2002

Mr. Cambre, 64, formerly served as Chairman and Chief Executive Officer of Newmont Mining Corporation, a leading International producer and marketer of gold and certain other products. Mr. Cambre served as Chairman of Newmont Mining Corporation from January 1995 until December 2001, as Chief Executive Officer from November 1993 until December 2000 and as President from June 1994 until July 1999. Prior to that, he served as Vice-President and Senior Technical Advisor to the Office of the Chairman, Freeport-McMoRan Copper & Gold Inc. (formerly Freeport-McMoRan Inc.). He is currently a director of Cleveland Cliffs Inc., McDermott International Inc. and W.R. Grace & Co.

[GRAPHIC OMITTED]	THE HONOURABLE JUDITH A. EROLA, P.C. Director since 1987

Mrs. Erola, 69, retired in 1998 as President of RxD (formerly the Pharmaceutical Manufacturers Association of Canada), a national trade association representing Canada's research-based pharmaceutical companies, which she joined in March 1987. Prior to that time, she was marketing and government relations consultant for the Ontario Editorial Bureau from September 1985 to March 1987. From 1980 to 1984, Mrs. Erola was the member of the Canadian Parliament for the Nickel Belt and served as a Member of the Federal Cabinet in a number of posts, including Minister of Mines, Minister Responsible for the Status of Women, and Minister of Consumer and Corporate Affairs. She is currently chair of the Canadian Institute of Child Health, a director of Cadherin Biomedical Research Inc. and Health Partners International and is a member of the Advisory Board of the MHA Program, University of Ottawa and a life member of Science North in Sudbury, Ontario where she chairs the Dynamic Earth Project.

[GRAPHIC OMITTED]	SCOTT M. HAND Director since 1991

Mr. Hand, 60, is Chairman and Chief Executive Officer of the Company, a position he has held since April 2002. From April 2001 until April 2002 he served as Deputy Chairman and Chief Executive Officer of the Company. Prior to April 2001, Mr. Hand was President of the Company from April 1992 and was Executive Vice-President, General Counsel and Secretary from April 1991 to April 1992 and Vice-President, General Counsel and Secretary from 1984 to 1991. Mr. Hand is also a Director of Independence Community Bank Corp.

[GRAPHIC OMITTED]	CHAVIVA M. HOŠEK Director since 2002

Dr. Hošek is president and chief Executive Officer and a Director of the Canadian Institute for Advanced Research, a leading not-for-profit organization that brings together Canada's top thinkers in areas of basic research with distinguished colleagues around the world. She has held this position since January 2001. From 1993 until December for the Prime Minister of Canada. Over the 1985 — 1993 period, she held positions in government and private industry, including serving as Minister of Housing for the Province of Ontario and a partner in Gordon Capital Corporation, a major Canadian investment banking firm. Dr. Hošek has also served as President of the National Action Committee on the Status of Women in Canada and has held senior governance positions at the University of Toronto and the University of British Columbia. She is a Director of Maple Leaf Foods, Inc. and The Trudeau Foundation.

[GRAPHIC OMITTED]	DAVID P. O'BRIEN Director since 1996

Mr. O'Brien, 61, is Chairman of EnCana Corporation, an oil and gas company. Mr. O'Brien served as Chairman of PanCanadian Energy Corporation from 1992 until its merger with Alberta Energy Company Ltd. in April 2002 to form EnCana Corporation. Over the 1995 — 2001 period, Mr. O'Brien served as Chairman, President and Chief Executive Officer of Canadian Pacific Limited from May 1996 to October 2001, and President and Chief Operating Officer from February 1995 to May 1996. He held the following executive positions with PanCanadian Petroleum Limited over the 1990 — 1995 period: Chairman and Chief Executive Officer from November 1994 to February 1995, Chairman, President and Chief Executive Officer from 1992 to 1995, and President and Chief Executive Officer from 1990 to 1992. He is also a Director of Fairmont Hotels & Resorts Inc., Royal Bank of Canada, Air Canada, TransCanada Pipelines Limited and C.D. Howe Institute, and is Honourary Chairman and Director of the Canadian Council of Chief Executives and is a member of the Board of Governors of the University of Calgary.

[GRAPHIC OMITTED]	RICHARD M. THOMSON, O.C. Director since 1984

Mr. Thomson, 69, is a Director of The Toronto-Dominion Bank, a position he has held since February 1997. From 1978 to February 1997, Mr. Thomson was Chairman and Chief Executive Officer and a Director of The Toronto-Dominion Bank. He is also Chairman of Nexen Inc. and a Director of The Canada Pension Plan Investment Board, Ontario Power Generation Inc., S.C. Johnson and Son, Inc., Stuart Energy Systems Inc., Prudential Financial Inc., The Thomson Corporation Ltd., i Trade Finance Inc. and Trizec Properties Inc.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information regarding beneficial ownership of each class or series of equity securities of the Company and its subsidiaries (consisting of Common Shares, Common Share Purchase Warrants (referred to in the table as “Warrants”), Series E Preferred Shares and Common Shares of PT International Nickel Indonesia Tbk, the 59% owned subsidiary of the Company (referred to in the table as “PT Inco Common”) by each Director, each nominee for Director, the Chairman and Chief Executive Officer, the four other most highly compensated Executive Officers of the Company, and all of the Directors and the Executive and other Officers of the Company as a group, all as of February 10, 2003. Such information has been furnished to the Company by the respective Officers and Directors concerned. The table also includes information as of the most recent practicable date as to those persons who, to the Company’s knowledge, are the beneficial owners of more than 5% of any class or series of the Company’s voting securities. The percentages were calculated based upon the number of shares outstanding as of February 10, 2003. No family relationships exist among any of the Directors or the Executive or other Officers of the Company.

Name of Beneficial Owner	Title of Class	Beneficial Ownership (excluding Options/SARs)(1)		Common Share Options/SARs(2)	Total	Percent of Class(3)
G.A. Barton	Common Shares	17,123	(4)	0	17,123	*
	Warrants	0		—	0	*
	Series E Preferred	0		—	0	*
	PT Inco Common	0		—		*
A.A. Bruneau	Common Shares	8,943	(4)	0	8,943	*
	Warrants	1,125		—	1,125	*
	Series E Preferred	0		—	0	*
	PT Inco Common	0		—	0	*
R.C. Cambre	Common Shares	2,540	(4)	0	2,540	*
	Warrants	0		—	0	*
	Series E Preferred	0		—	0	*
	PT Inco Common	0		—	0	*
E.R. Clitheroe	Common Shares	9,226	(4)	0	9,226	*
	Warrants	0		—	0	*
	Series E Preferred	0		—	0	*
	PT Inco Common	0		—	0	*
J.A. Erola	Common Shares	7,760	(4)	0	7,760	*
	Warrants	0		—	0	*
	Series E Preferred	0		—	0	*
	PT Inco Common	0		—	0	*
C.H. Hantho	Common Shares	10,834	(4)	0	10,834	*
	Warrants	0		—	0	*
	Series E Preferred	0		—	0	*
	PT Inco Common	0		—	0	*
C.H. Hošek	Common Shares	2,921	(4)	0	2,921	*
	Warrants	0		—	0	*
	Series E Preferred	0		—	0	*
	PT Inco Common	0		—	0	*
J.T. Mayberry	Common Shares	0		0	0	*
	Warrants	0		—	0	*
	Series E Preferred	0		—	0	*
	PT Inco Common	0		—	0	*
D.P. O'Brien	Common Shares	10,832	(4)	0	10,832	*
	Warrants	225		—	225	*
	Series E Preferred	0		—	0	*
	PT Inco Common	0		—	0	*

Name of Beneficial Owner	Title of Class	Beneficial Ownership (excluding Options/SARs)(1)		Common Share Options/SARs(2)	Total		Percent of Class(3)
R. Phillips	Common Shares	3,000		0	3,000		*
	Warrants	0		—	0		*
	Series E Preferred	0		—	0		*
	PT Inco Common	0		—	0		*
J.M. Stanford	Common Shares	9,630	(4)	0	9,630		*
	Warrants	0		—	0		*
	Series E Preferred	0		—	0		*
	PT Inco Common	0		—	0		*
R.M. Thomson	Common Shares	12,961	(4)	0	12,961		*
	Warrants	0		—	0		*
	Series E Preferred	0		—	0		*
	PT Inco Common	0		—	0		*
S.M. Hand	Common Shares	71,321	(6)	597,000	668,321	(5)	*
	Warrants	0		—	0		*
	Series E Preferred	0		—	0		*
	PT Inco Common	50,000		—	50,000		*
P.C. Jones	Common Shares	12,904		246,000	258,904	(5)	*
	Warrants	0		—	0		*
	Series E Preferred	0		—	0		*
	PT Inco Common	19,000		—	19,000		*
S.F. Feiner	Common Shares	14,135		204,000	218,135	(5)	*
	Warrants	0		—	0		*
	Series E Preferred	0		—	0		*
	PT Inco Common	0		—	0		*
P.J. Goudie	Common Shares	7,736		201,000	208,736	(5)	*
	Warrants	0		—	0		*
	Series E Preferred	0		—	0		*
	PT Inco Common	22,000		—	22,000		*
F.S. Hakimi	Common Shares	1,918		17,500	19,418	(5)	*
	Warrants	0		—	0		*
	Series E Preferred	0		—	0		*
	PT Inco Common	0		—	0		*
Directors and Officers	Common Shares	240,737		2,290,400	2,531,137	(5)	1.33
as a group, 32 persons	Warrants	1,350		—	1,350		*
in total, including	Series E Preferred	0		—	0		*
those individuals listed above	PT Inco Common	91,000		—	91,000		*
CI Mutual Funds Inc.	Common Shares	—		—	—		—
151 Yonge Street,	Warrants	—		—	—		—
11th Floor Toronto, ON	Series E Preferred	736,100	(7)	—	736,100	(7)	7.80
M5C 2W7	PT Inco Common	—		—	—		—

(1)	The individuals named in the Table have sole voting power and investment power with respect to the Common Shares, Warrants, Series E Preferred and PT Inco Common shown in the Table as being beneficially owned by them. The term “SARs” refers to share appreciation rights related to share options granted under the Company’s 2001 Key Employees Incentive Plan and certain of its predecessor plans.

(2)	The Executive and other Officers of the Company named in the Table have the right to acquire the Common Shares reflected in this column within 60 days of February 10, 2003 through the exercise of Share Options and/or SARs granted to them pursuant to the provisions of the Company’s 2001 Key Employees Incentive Plan and certain of its predecessor plans. Non-employee Directors are not eligible to participate in the 2001 Key Employees Incentive Plan, the 1997 Key Employees Incentive Plan or similar predecessor plans of the Company. Reference is made to “Compensation of Directors and Lead Director” beginning on page 11 for a description of options granted in 2002 to non-employee Directors of the Company under the Company’s 2002 Non-Employee Director Share Option Plan. None of such options is exercisable within 60 days of February 10, 2003.

(3)	For purposes of the table, “beneficial ownership” is determined pursuant to Rule 13d-3 of the U.S. Securities Exchange Act of 1934, as amended, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of a class of outstanding shares which such person or group has the right to acquire within 60 days after February 10, 2003. For purposes of computing the percentage of the outstanding class of shares held by each person or group named above, any shares which such person or group has the right to acquire within 60 days after February 10, 2003 are deemed to be outstanding except for the purpose of computing the percentage ownership of any other person. As of February 10, 2003, 248,408,468 PT Inco Common Shares are outstanding.

(4)	Includes whole Common Share units credited to an account maintained for such Director pursuant to a plan adopted in 1998, and amended in 1999, 2001 and 2002, for the compensation of non-employee Directors described under “Compensation of Directors and Lead Director” beginning on page 11.

(5)	Includes Common Shares and Share Options/SARs exercisable within sixty days of February 10, 2003.

(6)	Includes an aggregate of 222 Common Shares held for the benefit of a member of Mr. Hand’s immediate family as to which he disclaims beneficial ownership.

(7)	As of January 31, 2003. The Company has been advised by CI Mutual Funds Inc. that the Series E Preferred Shares are held in numerous mutual fund accounts and that CI Mutual Funds Inc. exercises control and direction over such shares.

*	Less than 1%

INFORMATION REGARDING THE BOARD, BOARD COMMITTEES AND OFFICERS

Board of Directors

        During 2002, the Board of Directors held 16 meetings.

        During 2002, each of the Directors of the Company attended at least 75% of the meetings of the Board and Committees of the Board on which such Director served.

Audit Committee

        As discussed under the “Audit Committee Report” beginning on page 19, the Audit Committee is composed of four Directors, none of whom may be an employee of the Company. The Board has determined that, pursuant to its guidelines relating to who is an independent director and recent related legislation and regulations, each member of the Audit Committee meets the criteria of such guidelines and legislation and regulations for being an independent director. The Board has adopted a written charter for the Audit Committee. The Audit Committee meets with the Company’s financial management personnel, its internal auditors and its independent auditors at least four times a year to review and assist, pursuant to its charter, the Board of Directors in its oversight responsibilities relating to, among other matters, (1) accounting and financial reporting principles and procedures of the Company, (2) the adequacy of the Company’s systems of internal accounting and other controls and (3) the quality and integrity of the Company’s financial statements. Given that the function of this Committee is one of oversight and that its members are not accountants or auditors, the members of the Committee rely on the integrity of management, the internal audit staff and the independent auditors from whom they receive information, the accuracy of the information provided to them by such persons and organizations and on representations made by management in carrying out their responsibilities. In connection with the discharge of its duties and responsibilities, the Committee reviews, among other areas, the Company’s financial reporting practices and procedures, the Company’s quarterly and annual financial statements prior to their release and filing with regulatory agencies, actual and prospective changes in critical or significant accounting policies and their effect, the planned scope of examinations by both the independent auditors and internal audit staff and their findings and recommendations and the scope of audit and non-audit services provided by the independent auditors and their independence. It also recommends to the Board the independent auditors to be proposed to the Shareholders for appointment at the Company’s annual meeting. Reference is made to the “Audit Committee Report” beginning on page 19. This Committee, which held 6 meetings in 2002, has the following members: J.M. Stanford, Chair, G.A. Barton, E.R. Clitheroe and J.A. Erola.

Corporate Governance and Nominating Committee

        The Corporate Governance and Nominating Committee (i) reviews and makes recommendations to the full Board with respect to developments in corporate governance practices, legislation and initiatives affecting the Company; (ii) periodically evaluates overall Board and individual Director performance, as well as compensation policies for non-employee Directors and Board Committee members; (iii) oversees the composition, organization, functioning, responsibilities and practices of the Board, including candidates for nomination as new Board members, nominees for Board Committees and incumbent Directors to be nominated as continuing Directors; (iv) oversees Board and Board Committee tenure policies and policies covering the resignation of incumbent Directors; (v) evaluates at least on an annual basis the performance of the Chief Executive Officer; and (vi) considers and makes recommendations concerning nominations submitted by Shareholders for election to the Board of Directors. See also “Statement of Corporate Governance Practices” beginning on page 22. This Committee is composed of four Directors, none of whom may be an employee of the Company. The Chief Executive Officer of the Company serves as an ex-officio, non-voting member of the Committee. This Committee, which held 5 meetings in 2002, has the following members: G.A. Barton, Chair, E.R. Clitheroe, D.P. O’Brien and A.A. Bruneau. Nominees for election as Directors at the Meeting, as well as members of each Committee of the Board of Directors, were approved by this Committee at meetings in February 2003.

        The Corporate Governance and Nominating Committee will consider nominees nominated by Shareholders. Shareholders who wish to have persons considered by the Committee for nomination to the Board of Directors at the 2004 Annual Meeting should submit their requests in writing, including biographical data regarding such persons, to the Secretary of the Company for referral to the Committee.

Management Resources and Compensation Committee

        The Management Resources and Compensation Committee is composed of four Directors, none of whom may be an employee of the Company. This Committee makes recommendations to the Board on the remuneration of senior executives of the Company, including the Chairman and Chief Executive Officer. It also makes recommendations to the Board with respect to incentive compensation plans, including the Company’s annual Management Incentive Plans, and administers and makes recommendations for share option grants and incentive awards under the 2001 Key Employees Incentive Plan of the Company and predecessor plans of the Company. The Committee also reviews and evaluates the performance of the Company’s Executive Officers and other Officers other than the Chairman and Chief Executive Officer against certain performance measurements and other factors, the Company’s management development programs, the Company’s succession plans relating to senior management and the performance goals of the Company as well as its major business groups and units as they relate to incentive plans of the Company and each business group and unit. This Committee, which held 4 meetings in 2002, has the following members: R.M. Thomson, Chair, R.C. Cambre, D.P. O’Brien and J.M. Stanford.

Pension Committee

        The Pension Committee is composed of four Directors, none of whom may be an employee of the Company. This Committee advises the Board on the financial aspects of the pension plans of the Company and its subsidiaries, including actuarial assumptions, the adequacy of funding and the implementation of sound investment strategies for such pension plans. In addition, this Committee recommends to the Board the appointment of trustees and investment advisors or managers for its pension plans. This Committee, which held 2 meetings in 2002, has the following members: C.H. Hantho, Chair, A.A. Bruneau, J.A. Erola and C.M. Hošek.

Environmental, Health and Safety Committee

        In February 2002 the Board created the Environment, Health and Safety Committee, composed of four Directors, none of whom may be an employee of the Company, to assist the Board in its oversight responsibilities relating to, among other matters, (1) the review of the Company’s environmental, health and safety policies, (2) the monitoring of compliance with applicable environmental, health and safety laws and regulations relating to the Company’s businesses and operations and (3) the development, review and evaluation of the Company’s environmental, health and safety goals and objectives. This Committee, which held 3 meetings in 2002, has the following members: A.A. Bruneau, Chair, C.H. Hantho, C.M. Hošek and R.M. Thomson.

Compensation of Directors and Lead Director

        Non-employee Directors of the Company are paid fees for serving on the Board of Directors and various Committees of the Board. Directors who are employees of the Company do not receive Directors’ fees. The basic annual fee received by each non-employee Director is currently $29,850, consisting of a cash retainer of $15,000 and, pursuant to the plan referred to below, 700 Common Shares or Common Share units (as described below) of the Company valued, in the case of awards in respect of the year 2003, at $14,850 based upon the closing price of the Company’s Common Shares on the New York Stock Exchange on December 31, 2002. The annual fee for serving on a Committee is $3,000 plus 200 Common Shares or Common Share units as provided for under amendments to the plan effective in December 2001 and referred to below, with an additional annual fee of $2,000 plus 200 Common Shares or Common Share units as provided for under the amendments to the plan effective in December 2001 and referred to below paid to the Chair of each Committee for serving in that capacity other than the Chair of the Audit Committee; in December 2002 the Board approved an increase in the annual fee to be paid to the Chair of the Audit Committee to 500 Common Shares or Share Units. The attendance fee paid to each non-employee Director for attending each Board meeting and, except as noted below, each Committee meeting is $750. Members of the Corporate Governance and Nominating Committee do not receive any attendance fees for meetings held on the same day as another Board Committee on which they may serve.

        In 1995, the Board adopted a plan to supplement cash fees paid to each non-employee Director with annual awards of Common Shares. The plan was created in order to further align the interests of non-employee Directors with the interests of Shareholders. Since this plan, and the successor plan described below, were adopted, annual awards to each non-employee Director under these plans consisted of 250 Common Shares or Common Share units per year for the years 1995-1999, 350 Common Shares or Common Share units for 2000, 500 Common Shares or Common Share units for 2001 and 700 Common Shares or Common Share units for 2002 and 2003.

        Effective March 31, 1998, a new plan was adopted to replace the plan adopted in 1995. Under this successor plan, each non-employee Director receives an annual award in the form of Common Shares or Common Share units, as the Director may elect. A non-employee Director may also elect to receive any part or all of the fees earned as a Director and as a member of a Board Committee in Common Shares or Common Share units in lieu of cash. A Common Share unit is a bookkeeping entry, equivalent to the value of a Common Share at the time of the award or receipt of fees, credited to an account maintained for the Director until his or her retirement from the Board of Directors. Such account will be credited with dividend equivalents in the form of additional Common Share units when cash dividends are paid on the Common Shares. Common Share units so credited will be paid in cash, based on the then market value of the Common Shares, after the non-employee Director retires from the Board of Directors. To the extent a non-employee Director elects to receive Common Shares under this plan, these shares are purchased through the stock exchanges (thereby avoiding dilution) in the name of the non-employee Director, with all related costs and expenses borne by the Company. This plan was amended in December 1999 to provide for an increase in the minimum ownership of non-employee Directors of Shares of the Company over time to the greater of (i) 7,500 Common Shares and/or Common Share units or (ii) Common Shares and/or Common Share units having a fair market value of at least $150,000. Until such time as the minimum ownership level is reached, non-employee Directors are required under the plan to elect to receive at least 25% of their cash retainer and all other cash compensation received for serving on the Board of Directors and Committees thereof in the form of Common Shares or Common Share units. The plan was further amended in December 2001 to provide for annual awards to non-employee Directors of Common Shares or Common Share units for service on duly constituted Committees of the Board and as Chair of a Board Committee.

        At the Company’s Annual and Special Meeting of Shareholders in April 2002, Shareholders approved the 2002 Non-Employee Director Share Option Plan. Under this plan, non-employee Directors are automatically granted options to acquire 5,000 Common Shares of the Company upon joining the Board and options to acquire 5,000 Common Shares after each annual meeting of Shareholders, provided that if, a non-employee Director has served for at least six but less than twelve months as of the applicable annual meeting of shareholders, his or her award will be pro-rated based upon the number of full months of service up to and including the applicable annual meeting. The terms of each award provide that (i) the exercise price of each option shall be equal to 100% of the Fair Market Value (as defined below) of the Common Shares on the date of the grant, (ii) such award will not be exercisable for a period more than 10 years following the date of grant, and (iii) such award will vest and become exercisable on the first anniversary of the date of grant. In the case of awards exercisable in U.S. dollars, the “Fair Market Value” of the Common Shares will be the average of the high and low sales price of the Company’s Common Shares as reported as New York Stock Exchange — Composite Transactions on the date of grant. In the case of awards exercisable in Canadian dollars, the “Fair Market Value” of the Common Shares will be the average of the high and low sales prices of the Company’s Common Shares as reported on the Toronto Stock Exchange on the date of grant. On April 18, 2002, each of the non-employee Directors serving as a Director at that time was granted an option to acquire 5,000 Common Shares at an exercise price of $21.13 per share. Each of these option grants becomes fully exercisable on April 18, 2003 and terminates on April 18, 2012, subject to certain changes as to when such options can be exercised if a Director voluntarily leaves the Board or retires.

        In April 2002 the Board formalized the creation of a lead director position and elected G.A. Barton to serve as lead Director. The current principal duties and responsibilities of the lead Director include chairing the executive sessions held by the non-employee Directors, reviewing, to the extent appropriate, with the Chairman and Chief Executive Officer the matters discussed in such executive sessions, interacting with management in the preparation of the agendas for all Board meetings and arranging for key issues identified by non-employee Directors to be addressed at one or more Board meetings. The Board also approved initial annual compensation of $15,000 for the lead Director to be received in the form of Common Shares or Share Units in addition to the basic annual fee referred to above for serving as a Director.

EXECUTIVE COMPENSATION

Compensation of Officers

        The table below sets forth the compensation paid by the Company to the Company’s Chairman and Chief Executive Officer, and to each of the Company’s four next most highly compensated Executive Officers, for services rendered in all capacities to the Company in respect of the years 2002, 2001, 2000.

SUMMARY COMPENSATION TABLE

	ANNUAL COMPENSATION			LONG TERM COMPENSATION AWARDS PAYOUTS
(a) Name and Principal Position	(b) Year	(c) Salary($)	(d) Bonus($)(1)	(e) Securities Underlying Options/SARs Granted (#)(2)	(f) Long-Term Incentive Payouts($)(3)		(g) All Other Compensation ($)(4)
S.M. Hand(5)	2002	608,000	357,000	100,000	374,000		63,000
Chairman and Chief Executive Officer	2001	552,000	310,000	77,000	324,000		56,000
	2000	533,000	545,000	65,000	110,000		29,000
P.C. Jones(6)	2002	418,000	243,000	66,000	206,000		48,000
President and Chief Operating Officer	2001	368,000	162,000	42,000	167,000		45,000
	2000	323,000	216,000	50,000	36,000		15,000
S.F. Feiner	2002	338,000	152,000	44,000	118,000		43,000
Executive Vice-President,	2001	334,000	118,000	33,000	97,000		43,000
General Counsel and Secretary	2000	323,000	216,000	32,000	376,000	(7)	16,000
P.J. Goudie	2002	292,000	152,000	44,000	106,000		41,000
Executive Vice-President, Marketing	2001	271,000	118,000	33,000	78,000		41,000
	2000	253,000	184,000	32,000	28,000		13,000
F.S. Hakimi(8)	2002	251,000	132,000	35,000	80,000		31,000
Executive Vice-President	2001	—	—	—	—		—
and Chief Financial Officer	2000	—	—	—	—		—

(1)	Under the Company’s annual Management Incentive Plans (see “Management Incentive Plans and Other Arrangements with Officers” beginning on page 15), cash awards in the form of bonuses may be made to Officers and other key employees based on, for the particular year, the achievement of targets relating to key strategic objectives, financial and operating performance of the Company and its principal operating units, and individual performance, and on such other criteria and objectives as the Management Resources and Compensation Committee may, in its discretion, deem appropriate. Bonuses were awarded in respect of 2002. (See “Report of the Management Resources and Compensation Committee on Executive Compensation” beginning on page 25.) These awards, if made, are reported in the year in which, based upon Company and individual performance, they were earned, not in the year in which they were actually paid. Awards earned in any given year are actually paid by the Company in the first quarter of the immediately succeeding year. Awards to Executive Officers who are paid in Canadian dollars have been converted into United States dollars at the average rate of exchange for the year in which the awards were earned.

(2)	Consists of options and related share appreciation rights (“SARs”) granted under the Company’s 2001 Key Employees Incentive Plan and its predecessor, the 1997 Key Employees Incentive Plan. Grants of options and related SARs are reported in the year in which they are made.

(3)	Consists of awards in the form of restricted Common Shares, valued at their fair market value on the date of the award and subject to certain restrictions referred to below, and cash in an amount generally sufficient to cover tax liabilities arising in respect of the restricted shares awarded. These awards, including restricted shares awarded for 2002, were made, in the case of awards for 2000, pursuant to the longer term incentive award provisions of the Company’s 1997 Key Employees Incentive Plan, in the case of awards for 2001, pursuant to the longer term incentive plan then in effect, and in the case of 2002, under the new mid-term incentive plan of the 2001 Key Employees Incentive Plan (see “Management Incentive Plans and Other Arrangements with Officers” beginning on page 15 and “Report of the Management Resources and Compensation Committee on Executive Compensation” beginning on page 25). If made, these awards, which are based upon the longer term performance of the Company, are reported in the year in which, based upon Company and individual performance, they were earned, not in the year in which they were actually paid. Awards earned in any given year are actually paid by the Company in the first quarter of the immediately succeeding year. Shares reported as having been awarded for 2002 may not be transferred, sold or encumbered for a three-year period ending in February 2005, unless the awardee retires during such period, and will generally be subject to forfeiture within that three-year period if such restrictions have been violated by the awardee or the awardee leaves employment voluntarily (other than by reason of retirement or death) or is terminated for cause. Such shares will be held by the Company for the three-year period but the awardee will have all rights as a holder of such shares, including rights to dividends, if any. As of February 10, 2003, the aggregate value and number of restricted shares awarded to the above Executive Officers were:

Mr. Hand — $398,982, consisting of 21,121 Common Shares; Mr. Jones — $201,993, consisting of 10,598 Common Shares; Mr. Feiner — $123,994, consisting of 6,558 Common Shares; Mr. Goudie — $104,999, consisting of 5,524 Common Shares and Mr. Hakimi — $39,990, consisting of 1,918 Common Shares. The value of the restricted share awards to Executive Officers is based on Canadian dollars and has been converted into United States dollars at the average rate of exchange for the year in which the awards were earned. The number of restricted Common Shares shown in this note has been included in the number of Common Shares shown to be beneficially owned by such Executive Officers in the table beginning on page 14.

(4)	Consists of (a) an annual perquisite allowance of approximately $40,000 on an annualized basis, (b) annual contributions made by the Company under the Company’s contributory security reserve plans (see page 17) and (c) the dollar value of insurance premiums paid by the Company group term life insurance (see page 19).

(5)	Mr. Hand became Chairman of the Company effective April 17, 2002.

(6)	Mr. Jones was elected as a Director on February 4, 2003 and as President and Chief Operating Officer of the Company on April 25, 2001. He served as Executive Vice-President, Operations from April 1, 1998 to April 24, 2001 and as Executive Vice-President, Technology and Development from January 1, 1997 to April 1, 1998.

(7)	Consists of an award of $36,000 in the form of restricted Common Shares and cash in an amount sufficient to cover tax liabilities in respect of the restricted shares awarded (reference is made to note (3) above) and a final long-term incentive award of $340,000 applicable to Mr. Feiner’s service as President and Managing Director of Inco Venture Capital Management, the Company’s former venture capital business unit. Under the long-term incentive plan applicable to that business unit, awards become payable based principally upon net gains from dispositions of venture capital investments and other income realized above certain threshold amounts. This final award made to Mr. Feiner in 2000 was based upon net gains realized on such investments over the 1993-March 2000 period.

(8)	Mr. Hakimi was appointed Executive Vice-President and Chief Financial Officer of the Company effective February 27, 2002. He joined the Company in January 2002 as a consultant focusing on strategic planning and related areas. He previously was Vice-President and Chief Financial Officer of Rio Algom Limited from January 2000 to July 2001. He also held a number of senior financial positions at Cyprus Amax Minerals Company between 1986 and 1999, including Vice-President and Treasurer.

        The aggregate amount of compensation to the Executive Officers set forth in the Summary Compensation Table above in the form of perquisites and other personal benefits totaled less than 10% of the aggregate amount of salaries and bonuses paid to such Executive Officers, as applicable, in each of 2002, 2001 and 2000.

Management Incentive Plans and Other Arrangements with Officers

        Under the Company’s Management Incentive Plans (“MIP”), which are established on an annual basis, cash bonus awards may be made to Officers and other key employees of the Company and its subsidiaries upon the achievement of certain established targets and such other criteria and objectives as the Management Resources and Compensation Committee, in its discretion, may deem appropriate for the particular year. These targets, and the amount of any awards which may result, are based on the achievement of key strategic objectives, the financial and operating performance of the Company and/or its applicable business groups or units, and such other targets and objectives as may be considered by the Management Resources and Compensation Committee in respect of the applicable year, and on the performance of, and contribution made by, each individual plan participant. Proposals for awards to be made under each annual MIP are reviewed by the Management Resources and Compensation Committee and recommended to the

Board for approval. MIP awards were made in respect of 2002. Reference is made to the “Report of the Management Resources and Compensation Committee on Executive Compensation” beginning on page 25.

        Non-employee Directors are not eligible to participate in the Company’s annual MIP or the Key Employees Incentive Plans of the Company referred to below. Under the 2002 Non-Employee Director Share Option Plan approved by Shareholders in 2002, non-employee Directors are eligible to receive options to purchase Common Shares. Reference is made to “Compensation of Directors and Lead Director” beginning on page 11.

        The 2001 Key Employees Incentive Plan (the “2001 Plan”) provides for the issuance of share options, share appreciation rights (“SARs”) and other awards of incentive compensation. The 2001 Plan superseded the 1997 Key Employees Incentive Plan (the “1997 Plan”) which, in turn, had superseded similar predecessor plans dating back to 1968.

        SARs entitle an optionee, in lieu of exercising an option to purchase Common Shares, to surrender unexercised all or a portion of the related option. Upon such surrender, such optionee is entitled to an amount equal to the difference between the then market price per share and the exercise price per share specified in the option, multiplied by the number of shares covered by the option, or portion thereof, so surrendered. The Company may elect to deliver Common Shares, cash, or a combination of Common Shares and cash, equal in value to such difference. The 2001 Plan, as did similar previous plans dating back to 1979, contains an “antidilution” provision designed to protect optionholders in the event of stock splits or other significant changes in the capital of the Company. Grants of options and SARs to Officers of the Company during 2002 under the 2001 Plan and exercises of options and SARs during 2002 are set forth, respectively, in the tables immediately below. Those tables reflect the effect, if any, of the “antidilution” provisions referred to above.

        The table below sets forth information related to grants of options and related SARs in 2002 under the 2001 Plan to the Chairman and Chief Executive Officer and to each of the four next most highly compensated Executive Officers of the Company.

OPTION/SAR GRANTS IN 2002

	Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term

(a) Name	(b) Number of Securities Underlying Options/SARs Granted(#)(1)	(c) % of Total Options/SARs Granted to Employees in 2002	(d) Exercise or Base Price ($/share)(2)		(e) Expiration Date	(f) 5%($)(3)	(g) 10%($)(3)
S.M. Hand	100,000	7.6	$ 17.62		2/4/2012	1,108,000	2,808,000
P.C. Jones	66,000	5.0	$ 17.62		2/4/2012	731,000	1,853,000
S.F. Feiner	44,000	3.3	$ 17.62		2/4/2012	488,000	1,236,000
P.J. Goudie	44,000	3.3	$ 17.62		2/4/2012	488,000	1,236,000
F.S. Hakimi	35,000	2.7	$ 19	.24(4)	2/4/2012	418,000	1,057,000

(1)	All of the options granted included related SARs. These options and related SARs were awarded in 2002 under the 2001 Plan based upon the Company’s longer term incentive policies referred to under “Management Incentive Plans and Other Arrangements with Officers” beginning on page 15. One-half of the options and related SARs became exercisable on August 5, 2002 and the remainder become exercisable on August 5, 2003.

(2)	Except in the case of options and related SARs awarded to Mr. Hakimi (see note 4 below) this price is the average of the high and low reported sales prices for the Company’s Common Shares reported as New York Stock Exchange-Composite Transactions on February 5, 2002, the date of the grant.

(3)	The Company believes that the value of options and related SARs is only determinable when the option becomes exercisable and the market price for the Company’s Common Shares is in excess of the exercise price of the option. The percentage rates of increase shown are assumed rates established by the U.S. Securities and Exchange Commission for purposes of uniform compensation reporting. Accordingly, they do not constitute predictions or estimates by the Company of the future price appreciation of its Common Shares or of the potential realizable value of the options and related SARs referred to in the table.

(4)	This price is the average of the high and low reported sales prices for the Company’s Common Shares reported as New York Stock Exchange-Composite Transactions on March 11, 2002, the date of the grant.

        The table below sets forth information concerning exercises of options and related SARs in 2002 by the Chairman and Chief Executive Officer and each of the four next most highly compensated Executive Officers of the Company.

AGGREGATED OPTION/SAR EXERCISES IN 2002 AND
YEAR-END 2002 OPTION/SAR VALUES

(a) Name	(b) Number of Securities Underlying Options/SARs Exercised(#)	(c) Value Realized ($)	(d) Number of Securities Underlying Unexercised Options/SARs at Year-End 2002(#) (Exercisable/ Unexercisable)	(e) Value of Unexercised "In the Money" Options/SARs at Year-End 2002($) (Exercisable/Unexercisable)
S.M. Hand	0	0	597,000/50,000	1,814,000/178,000
P.C. Jones	0	0	246,000/33,000	1,219,000/117,000
S.F. Feiner	28,600	229,000	204,000/22,000	405,000/78,000
P.J. Goudie	0	0	201,000/22,000	943,000/78,000
F.S. Hakimi	0	0	17,500/17,500	34,000/34,000

        The 2001 Plan authorizes awards of incentive compensation out of an incentive fund established by the Management Resources and Compensation Committee in respect of each year under the 2001 Plan. The maximum amount of the incentive fund for each year under the 2001 Plan is equal to (i) 2% of the sum of (a) the consolidated net earnings of the Company and (b) the related provisions for income and mining taxes (the “Award Pool”) in such year and the Award Pool for each of the two immediately preceding years (the “Preceding Years”) less (ii) the aggregate amount of awards actually made from the Award Pool in respect of each of the Preceding Years under the 2001 Plan and the 1997 Plan. The 2001 Plan also authorizes awards which are measured or otherwise dependent upon future consolidated net earnings of the Company. Under the 2001 Plan, incentive awards are based upon the longer term performance of the Company and are paid in the form of restricted Common Shares (which restrictions are described in note (3) to the “Summary Compensation Table” beginning on page 14), valued at their fair market value on the date of the award, and cash in an amount generally sufficient to cover tax liabilities arising in respect of the award. Awards of restricted Common Shares were made under a new longer term incentive award plan in respect of 2002. Reference is made to the “Report of the Management Resources and Compensation Committee on Executive Compensation” beginning on page 25 for a description of this new plan.

Termination of Employment and Change in Control Arrangements

        In order to encourage them to remain in the Company’s service, the Company has entered into agreements with each of Messrs. Hand, Jones, Feiner, Goudie and Hakimi which entitle each such Executive Officer, in the event of (i) involuntary termination of employment (except for cause) or resignation under circumstances making such resignation not wholly voluntary (“Good Cause Resignation”) or (ii) involuntary termination of employment (except for cause) or a Good Cause Resignation within two years following a change in control of the Company (as defined in the agreements), to continue to receive salary and certain other payments and benefits (including payments to which they would be entitled under certain incentive plans as a result of a change in control and participation in medical, insurance and certain other benefit plans) for a severance period not exceeding 36 months, and to exercise for a period of up to five years any vested or unvested share options and related SARs outstanding as of the date of an involuntary termination of employment or Good Cause Resignation. These agreements also provide that, during such severance period, each such Executive Officer will continue to receive applicable age and service credits under the Company’s non-qualified retirement plans discussed beginning on page 18 but such retirement benefits would generally not be payable until the expiration of such severance period, and will also be entitled to certain gross up payments in respect of certain U.S. excise taxes, if applicable, payable under these agreements as a result of an involuntary termination or Good Cause Resignation following a change in control under (ii) above. The rights outlined in this paragraph are in lieu of any rights which such individual would have had at common law and are in addition to rights which such individual may have upon an involuntary termination of employment pursuant to other benefit plans (other than severance plans) of the Company.

        The Company has also entered into agreements with each of its other Officers under which such Officers will be entitled, in the event of involuntary termination of employment (except for cause) or Good Cause Resignation within two years following a change in control of the Company (as defined in such agreements), to receive substantially the same compensation and other benefits as those referred to in the preceding paragraph. Such rights are in lieu of any rights which such Officers would have had at common law and are in addition to rights which they may have upon an involuntary termination of employment pursuant to other benefit plans (other than severance plans) of the Company.

Security Reserve Plans

        The Company provides a system of defined contribution savings plans, which it refers to as “security reserve plans”, for employees located at its major operations in Canada and the United States. The Canadian plans are open to substantially all salaried employees, including Officers, and certain other employees. Under the program of contributions applicable to the majority of eligible employees, including Officers, participating employees may elect to contribute from 1% to 6% of base pay. Subject to statutory limitations, the employer may elect to match a given percentage of such contributions depending upon the age and years of service of the employee.

Employer contributions for participating employees increase gradually from a matching level of up to 50% for employees under age 40 who have less than 15 years of service to a matching level of up to 100% for employees aged 62 or over or who have 37 or more years of service. In addition, participating employees may contribute amounts over and above 6% of base pay up to specified limits. The employer does not make matching contributions with respect to such additional contributions.

        Under the United States plans, eligible employees, subject to certain limits, may contribute up to 16% of their gross compensation. Employees age 50 or over who have made the maximum pre-tax contribution may contribute certain additional amounts. The Company will make safe harbor matching contributions equal to 100% of employee contributions up to 3% of the employee’s gross compensation up to certain limits and 50% of additional employee contributions over the 3% level and not exceeding 5% of the employee’s gross compensation, up to certain limits. Employee contributions in excess of 5% of gross compensation and additional contributions made by employees age 50 and over are not matched by the Company.

        Non-employee Directors are not eligible to participate in these plans. The plans are administered by their respective Boards of Administration, but recordkeeping and trust services are provided by outside plan administration entities. Plan assets are managed by professional fund managers and participating employees may elect to invest in a number of mutual fund and other investment vehicles. Funds in these plans become distributable as to vested amounts upon retirement, death or other termination of employment, or upon discontinuance of the particular plan. Subject to certain conditions, a participating employee may also make withdrawals of and borrow against his or her contributions under such plans during employment.

Retirement Plans

        Officers of the Company participate in the Company’s non-contributory retirement plans which provide retirement income and a 50% surviving spouse’s pension based on years of service and the employee’s average annual compensation for the highest-paid five years of the last ten years of service (“Final Average Annual Compensation”) under a formula reflecting the Company’s contributions to applicable social security systems. Final Average Annual Compensation for any year includes target bonus awards approved by the Board of Directors under the Company’s annual Management Incentive Plans in lieu of actual bonus awards. A number of other factors may influence pension benefits payable under such retirement plans, including age at retirement.

        United States and Canadian legislation place certain limits on the amount of pensions which may be paid out of, and the maximum compensation that may be recognized in determining benefits under, tax-qualified plans, such as the Company’s regular retirement plans. In the event that the pension benefit of any employee of the Company, including any Officer, exceeds such statutory limits, that excess portion of his or her pension benefit would be paid by the Company in accordance with the terms of certain agreements and other non-qualified arrangements. Such agreements and non-qualified arrangements also provide that the total pension benefit payable to an Officer at normal retirement age with at least 20 years of service may not be less than 50% or more than 75% of such Officer’s Final Average Annual Compensation (except in the case of an Officer who has met retirement eligibility but not reached normal retirement age where a proration factor will apply to reduce the total benefits to below the 50% minimum if an Officer chooses to receive pension benefits prior to normal retirement age).

        The following table illustrates the net amount of the maximum annual pension, computed without any adjustment for survivor benefits and after integration of applicable governmental benefits, for an employee retiring at age 65 in 2002 who has not elected any optional form of payment that would be available to certain Officers to increase the normal 50% surviving spouse’s pension under the relevant tax-qualified plan. Any such elections would reduce the annual pension payable to the employee.

PENSION PLAN TABLE

	Approximate Maximum Annual Pension Years of Credited Service(2)

Final Average Annual Compensation(1)	25	30	35	40	45

600,000	219,800	263,800	307,800	352,300	396,800
800,000	294,800	353,800	412,800	472,300	531,800
1,000,000	369,800	443,800	517,800	592,300	666,800
1,200,000	444,800	533,800	622,800	712,300	801,800
1,400,000	519,800	623,800	727,800	832,300	936,800
1,600,000	594,800	713,800	832,800	952,300	1,071,800
1,800,000	669,800	803,800	937,800	1,072,300	1,206,800

(1)	The compensation covered by the plans is composed of base salary and target bonus awards which may be payable under the Company’s annual Management Incentive Plans (see the “Summary Compensation Table” on page 14 and “Management Incentive Plans and Other Arrangements with Officers” beginning on page 15).

(2)	At age 65 Messrs. Hand, Jones, Feiner, Goudie and Hakimi will have 34, 16, 37, 42 and 11 years of credited service, respectively. As of February 10, 2003, Messrs. Hand, Jones, Feiner, Goudie and Hakimi had 28, 5, 25, 31 and 1 year(s) of credited service, respectively.

        The aggregate cost to the Company in 2002 of all pension benefits proposed to be paid under the Company’s regular retirement plans and agreements and arrangements referred to above covering payments in excess of statutory limits to all of the Officers of the Company as a group upon retirement at age 65 is estimated to be $1,712,000.

        A standard group life insurance plan provides eligible employees of the Company, including Officers, with life insurance during retirement in an amount of not more than 50% of their annual final salary. The Company provides supplemental life insurance (“Supplemental Insurance”) to certain Officers in an amount up to 75% of final annual salary, for a total not to exceed 125% of such salary. This Supplemental Insurance coverage applies from the earlier of age 65 or the date of any involuntary termination, and continues to age 70. Beginning at age 70, the Supplemental Insurance is progressively reduced in annual amounts until age 74 to a floor of 25% of final annual salary, at which time the combined supplemental and standard life insurance becomes and remains at not more than 75% of final annual salary.

Directors and Officers Liability Insurance

        The Directors and Officers of the Company as a group are insured against certain liabilities pursuant to directors and officers liability insurance policies maintained by the Company. The general effect of these policies is that if, during the policy period, any claims are made against Directors or Officers of the Company for a wrongful act (as defined) while acting in their capacities as Directors or Officers, the insurers will pay for loss (as defined) which the Directors or Officers shall become obligated to pay, up to a limit of $70,000,000 in a policy year, subject to certain deductibles. Premiums totaling $906,000 for such insurance were paid in 2002 by the Company.

AUDIT COMMITTEE REPORT

        The Audit Committee, as described on page 10, is comprised of four independent Directors. As noted on page 10, the Board has reviewed its guidelines and related recent legislation and regulations for determining the independence of Directors, and, in accordance with those guidelines and its business judgment, has, based upon such review, determined that all the members of the Audit Committee (1) meet these guidelines and (2) are “independent” as required by applicable listing standards of the New York Stock Exchange and recent legislation and regulations. The role of the Audit Committee is to assist the Board of Directors in its oversight of the Company’s accounting and financial reporting principles, policies and procedures as well as the adequacy of the Company’s systems of internal accounting control and the quality and integrity of the Company’s financial statements. The Committee operates pursuant to a charter that was amended and restated by the Board in May 2000, February 2001 and February 2002. As set forth in the charter, management of the Company is responsible for the preparation, presentation and integrity of the Company’s financial statements, the Company’s accounting and financial reporting principles, and internal accounting and other controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The Company’s independent auditors are responsible for auditing the Company’s financial statements and expressing an opinion as to their conformity with Canadian generally accepted accounting principles.

        In assisting the Board in its oversight function, the Committee has considered and discussed the Company’s audited financial statements for the year ended December 31, 2002 with management, the Company’s internal audit staff and the Company’s independent auditors, PricewaterhouseCoopers LLP. The Committee has also discussed and reviewed with the independent auditors the matters required to be discussed by the current Statement on Auditing Standards No. 61, “Communication with Audit Committees,” as amended, and related guidance in Canada. The Committee has also received the written disclosures and the letter from the independent auditors required by the current Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees,” in the United States and related guidance in Canada, and has, as part of its responsibilities, reviewed, taking into account recent legislation and regulations, with the independent auditors such auditors’ independence from the Company and its management. The Audit Committee has also discussed with management, the Company’s internal audit staff and the independent auditors the quality and adequacy of the Company’s internal accounting and other controls and the Company’s internal audit functions, organization, responsibilities, budgets and staffing. The Audit Committee has reviewed with both the independent auditors and the Company’s internal audit staff their respective audit plans, audit scope, and identification of audit risks for the year ended December 31, 2002, has considered the nature and scope of the non-audit services supplied to the Company by its independent auditors, and has developed policies and procedures relating to the pre-approval of such services, taking into account recent legislation and regulations and whether the provision of any such non-audit services by the auditors is fully compatible with the maintenance of their independence.

        The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting, are not experts in the fields of accounting or auditing, including in respect of auditor independence, and are not employed by the Company for accounting or financial management or for any aspects of the Company’s systems of internal accounting control. Members of the Committee rely, without independent verification, on the information provided to them, and on the representations made, by management, the Company’s internal audit staff and the Company’s independent auditors. Accordingly, the Audit Committee’s oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles and policies, or internal accounting controls and procedures, designed to assure compliance with accounting standards and applicable laws and regulations. In addition, the Audit Committee’s considerations and discussions referred to above do not assure that the audit of the Company’s financial statements has been carried out in accordance with Canadian and/or United States generally accepted auditing standards, that the Company’s financial statements are presented in accordance with Canadian generally accepted accounting principles, or that the Company’s auditors are in fact “independent”.

        Based upon the reports, discussions and reviews described in this Report, and subject to the limitations on the role and responsibilities of the Committee referred to above and in the Charter of the Audit Committee, the Committee has recommended to the Board of Directors, and the Board of Directors has approved the Committee’s recommendations, that (i) subject to requisite Shareholder approval, PricewaterhouseCoopers LLP be appointed as independent auditors for the Company’s fiscal year ended December 31, 2003 and (ii) the Company’s audited financial statements for the year ended December 31, 2002 be included in the Company’s Annual Report to Shareholders for the year ended December 31, 2002, in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 to be filed with the U.S. Securities and Exchange Commission and in the Company’s Annual Information Form for the year ended December 31, 2002 to be filed with the various securities commissions in Canada.

The Audit Committee

James M. Stanford, Chair
Glen A. Barton
Eleanor R. Clitheroe
Judith A. Erola

February 4, 2003

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        In accordance with guidelines adopted in 1995 by the Toronto Stock Exchange (the “Guidelines”), companies such as the Company, whose securities are listed on that exchange, are required to include in their proxy materials annually a discussion of their systems of corporate governance with specific reference to the Guidelines.

        The Company and its Board of Directors recognize the importance of corporate governance to the effective management of the Company and to its Shareholders and its other stakeholders. The Company’s approach to significant issues of corporate governance has been, and continues to be, designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Company and its Board of Directors have implemented procedures to ensure that the Company’s corporate governance practices have been, and will continue to be, subject to review on a regular basis to ensure that adequate structures, procedures and processes are in place to develop approaches to, and address, significant issues of corporate governance. Such periodic review, consistent with the Guidelines, is one of the duties of the Corporate Governance and Nominating Committee of the Company’s Board of Directors.

        The following part of this statement is intended to summarize the Company’s approach to corporate governance with reference to, and taking into account, each of the Guidelines.

Mandate of Board of Directors of the Company

        Given that the Board of Directors is not in a position to “manage” the business and affairs of the Company on a day-to-day basis in meeting the requirements applicable to directors of a corporation under the CBCA, as well as under other statutory or legal requirements applicable to companies which carry on business in numerous jurisdictions, the Board of Directors delegates to the Company’s Chief Executive Officer and certain other members of the Company’s senior management certain of its powers of management. The mandate of the Board of Directors focuses on its responsibility for the overall stewardship of the business and affairs of the Company. In order to carry out its mandate, the Board of Directors holds at least seven regularly scheduled meetings annually, with additional meetings being held as required to consider particular issues or conduct specific reviews between regularly scheduled meetings whenever appropriate. During 2002, the Board of Directors held 16 meetings.

        In furtherance of its duties and responsibilities, the functions which the Board of Directors has assumed, either directly or through the standing committees of the Board of Directors, include, as contemplated in the Guidelines, (a) overseeing the Company’s strategic planning process and overall strategic and business plans and their implementation, including the scope of operations and business activities, and investments or divestitures; (b) assessing the principal risks arising from or incidental to the operations of the Company, including financial, operational, regulatory, technological and environmental, health and safety risks, and overseeing the systems implemented to manage those risks; (c) electing or appointing all senior executives of the Company, overseeing the Company’s executive compensation and development policies and programs, and succession planning, and their implementation, and reviewing the performance of senior executives in line with corporate policies in effect and the applicable annual and long term business and strategic plans and other objectives of the Company; (d) overseeing shareholder, investor and public communications policies and their implementation, including timely disclosure of material information; and (e) monitoring and assessing the scope, implementation and integrity of the Company’s internal accounting control, audit and management information systems.

Decisions Requiring Board Approval

        In light of the responsibilities of the Board of Directors for the overall stewardship of the business and affairs of the Company, all fundamental decisions relating to the management of the Company are reviewed and approved in advance by the Board. The Board of Directors has from time to time delegated to senior management of the Company the authority to enter into certain types of transactions, including financial transactions, subject to specified limitations. Subject to such delegation, major proposed decisions or actions concerning, among other matters, the Company’s corporate status, capital structure, annual and long term business and strategic plans, major acquisitions or divestitures, strategic alliances and other actions as required under the CBCA, are subject to the prior approval of the Board. Capital investments and other expenditures above certain minimum levels established by the Board are also subject to the prior approval of the Board of Directors.

Board’s Expectations of Management

        The Board of Directors does not believe that it is appropriate for it to be involved in the day-to-day management and functioning of the Company. It expects that senior management will be responsible for the effective, efficient, and prudent management of the Company, subject to the Board’s overall stewardship responsibilities. Given the Board’s overall stewardship responsibilities, the Board of Directors expects management of the Company to meet the following key objectives: (a) report, in a comprehensive, accurate and timely fashion, on the business and affairs of the Company generally, and on any specific matters that management considers to be of material or significant consequence for the Company and its Shareholders and other stakeholders; (b) take timely action, and make all appropriate decisions required, with respect to the Company’s operations in accordance with all applicable legal and other requirements or obligations and within the framework of corporate policies in effect, with a view to maximizing shareholder value; (c) conduct a comprehensive annual budgeting process and monitor closely the Company’s financial and operating performance in conjunction with the Company’s annual business plan approved by the Board; (d) review on an ongoing basis the Company’s near term and long term strategic plans and their implementation in all key areas of the Company’s activities in light of, among other critical factors, evolving market conditions and changes in applicable laws, regulations and technology; and (e) implement appropriate policies, procedures and processes to assure the highest level of conduct and integrity of the Company’s management and employees worldwide.

Board Composition

        In this statement, the term “unrelated director” has the meaning given to it in the Guidelines: a director who is independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company. The Company has no “significant shareholder” for the purposes of the Guidelines.

        The Board of Directors is currently comprised of 12 members. The Board of Directors and the Corporate Governance and Nominating Committee, as discussed below, periodically consider the size of the Board and whether it should be increased or expanded. The Board currently believes that its size is appropriate, taking into account planned retirements and the addition of new directors in anticipation of or as a result of such retirements. In deciding whether a particular Director is an “unrelated director”, the Corporate Governance and Nominating Committee annually reviews this issue in the context of a number of factors and most recently determined at its February 3, 2003 meeting that no Director, other than the Chairman and Chief Executive Officer and the President and Chief Operating Officer (who was elected a Director on February 4, 2003) who are full-time employees, currently has any significant business or other relationship with the Company which would make such Director not “unrelated”. Accordingly, all of the members of the Board, except the Chairman and Chief Executive Officer, Mr. Hand, and the President and Chief Operating Officer, Mr. Jones, are, in accordance with the Guidelines, considered to be “unrelated directors” of the Company.

Chairman of the Board and Executive Officer Positions and Responsibilities and Lead Director Position

    M.D. Sopko, former Chairman and Chief Executive Officer of the Company, served as non-executive Chairman from April 2001 until April 2002. Mr. Hand became Chairman of the Board of Directors on April 17, 2002. The Board of Directors has reviewed whether the position of Chair of the Board should be separate from the position of Chief Executive Officer and whether it would be appropriate to create and appoint an independent board leader or similar position from among its independent/unrelated Directors. Effective April 17, 2002, G.A. Barton, an independent Director, was appointed as lead Director of the Board, having the principal duties and responsibilities as lead Director outlined on page 13. With respect to the position of Chair of the Board, the Board will implement, when it believes it would be in the best interests of the Company, on either an interim basis or otherwise, arrangements whereby the position of Chairman and Chief Executive Officer would not be held by the same person. It will also continue to evaluate new structures and procedures to enhance or supplement existing structures and procedures regarding the operation of the Board. As a part of existing procedures, periodic executive sessions of the independent/unrelated Directors are held separately from the inside Directors and any management and any independent/unrelated Director or group of such Directors may, taking into account the relevant circumstances and subject to the approval of the Corporate Governance and Nominating Committee, engage independent advisors at the expense of the Company.

        The Corporate Governance and Nominating Committee, whose responsibilities are summarized beginning on page 10, is responsible for overseeing and reviewing the position description and performance of the Chairman and Chief Executive Officer and the development, at least on an annual basis, of the limits to the responsibilities of the Chief Executive Officer and the corporate objectives which the Chief Executive Officer will be responsible for meeting and the Management Resources and Compensation Committee, whose responsibilities are summarized on page 11, is responsible for overseeing and reviewing the position descriptions, performance and corporate objectives which the other Executive Officers will be responsible for meeting.

Director Recruitment

        The maintenance of a diverse, dedicated and highly qualified group of independent and unrelated Directors is critical to the functioning and effectiveness of the Board of Directors. As summarized on page 10, the Corporate Governance and Nominating Committee continues to be charged with identifying, evaluating and recommending Director nominees with the assistance of senior management, other Directors and outside advisors, as appropriate. Nominees are assessed based on the criteria which have been developed and are periodically reviewed and updated by the Corporate Governance and Nominating Committee, taking into account the desired size of the Board and the diversity of its composition. This Committee recognizes the benefits of diversity and in selecting candidates utilizes a comprehensive list of criteria, including desired skills, areas of expertise, experience and accomplishments, gender, age and other personal characteristics, which are intended to result in the selection of candidates who are best able to contribute to the direction of the business, strategies and affairs of the Company.

Board Committees and Board Performance

        The Board of Directors currently has five standing committees: the Audit, Corporate Governance and Nominating, Management Resources and Compensation, Pension and the Environment, Health and Safety Committee. Special committees of the Board to review particular transactions or matters have been formed as required. The composition, mandate and focus of each of the five standing committees of the Board of Directors are discussed beginning on page 10. The Corporate Governance and Nominating Committee, consistent with the Guidelines, regularly reviews, assesses and reports to the Board and, when appropriate, makes recommendations on the size, composition, compensation, effectiveness and performance of the Board of Directors and existing Board Committees, the charters of existing Board Committees, whether new Committees should be created, the orientation and education programs developed by the Company for new Directors and the Company’s approach to corporate governance and to the principles set forth in the Guidelines. The current compensation arrangements for independent/unrelated Directors are summarized beginning on page 11. All members of the five standing Board Committees are independent/unrelated Directors. The composition of the Audit Committee, as described on page 10, and the functions, duties and responsibilities of the Audit Committee, as set out in its charter, are consistent with the requirements for such committee as set forth in the Guidelines.

Shareholder/Investor Communications and Feedback

        The Company has programs in place to effectively communicate with its stakeholders, including its Shareholders, employees and the general public. The fundamental objective of these programs is to ensure an open, accessible and timely exchange of information with Shareholders, employees and other stakeholders concerning the business, affairs and performance of the Company, subject to the requirements of applicable securities laws and other statutory and contractual obligations. The Company’s shareholder and investor relations personnel are responsible for responding to shareholder communications and addressing feedback from Shareholders and other stakeholders with review, as appropriate, by senior management and the Board of Directors. The Company’s shareholder and investor relations function includes quarterly conference calls with industry analysts and media representatives in conjunction with the release of the Company’s financial results, as well as regular presentations to or meetings with industry analysts and with institutional shareholders. Through webcasting services, Shareholders and other stakeholders may access these conference calls and most of the presentations made by the Company to the investment community.

REPORT OF THE MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

        The Management Resources and Compensation Committee of the Board of Directors (the “MRC Committee”) exercises broad oversight responsibilities regarding executive compensation. None of the members of the MRC Committee is or may be an employee of the Company and members of the MRC Committee may serve on other committees of the Board. Currently, members of the MRC Committee serve on the following other committees of the Board: R.M. Thomson-Environment, Health and Safety Committee; D.P. O’Brien-Corporate Governance and Nominating Committee; and J.M. Stanford-Audit Committee. The MRC Committee reviews and recommends to the Board for its approval the Company’s compensation policies and makes recommendations to the Board of Directors, taking into account the evaluation of the performance of the Chairman and Chief Executive Officer by the Corporate Governance and Nominating Committee pursuant to the duties and responsibilities of that Committee as summarized on page 10, concerning the compensation proposed to be paid to the Chairman and Chief Executive Officer, the President and Chief Operating Officer and the other Executive Officers of the Company as well as awards proposed to be made to them under the Company’s incentive plans. The MRC Committee also reviews the Company’s management development programs, its succession plans relating to senior management and the performance goals and thresholds to be achieved under its incentive plans. As a means of assisting the MRC Committee, the Company retains external compensation consultants. In addition, the MRC Committee itself may retain its own consultants.

        The policy of the Company and the MRC Committee with respect to the compensation of the Chairman and Chief Executive Officer, the President and Chief Operating Officer and the other Executive Officers and other Officers of the Company continues to be based upon the principles that compensation must (1) be competitive in order to help attract and retain the talent needed to lead and grow the Company’s business, (2) provide a strong incentive for Executive and other Officers and key employees to achieve the Company’s goals, and (3) ensure that the interests of management and the Company’s Shareholders are aligned.

        The compensation paid to the Chairman and Chief Executive Officer and the other Executive Officers of the Company consists of base salary and performance-oriented incentive compensation. Incentive compensation is contingent upon the performance of the Company and the individual’s contribution toward that performance. The MRC Committee’s current policy is that approximately 60% to 70% of the overall compensation of the Chairman and Chief Executive Officer and the President and Chief Operating Officer, and in the range of 50% to 60% in the case of the other Executive Officers, be related to and contingent upon Company performance and thus be “at risk”.

        Annual base salary levels for Executive Officers are normally established on a preliminary basis for each year utilizing external surveys of base salaries paid to executive officers having comparable responsibilities at other Canadian companies engaged in the same or similar lines of business as the Company. Actual base salaries are then established by the MRC Committee and approved by the Board based upon the average salary levels so established and an assessment of each Executive Officer’s actual performance during the prior year. At its meeting in July 2002, the MRC Committee approved base salary increases, as reflected in the “Summary Compensation Table” on page 14, in the range of approximately 3% to 13% for the Executive Officers and other Officers of the Company.

        Incentive compensation of the Executive Officers consists of performance-oriented cash bonuses under the Company’s annual Management Incentive Plans and longer term incentive compensation in the form of (1) awards consisting of restricted Common Shares and cash generally sufficient to cover tax liabilities in respect of such awards (which are referred to as “Long Term Incentive Awards”) and (2) grants of share options and SARs under the Company’s 2001 Key Employees Incentive Plan which superseded the Company’s 1997 Key Employees Incentive Plan. This structure reflects the MRC Committee’s policy that longer term incentive compensation in the Company’s context should, as in the case of the annual incentive plans, be performance-

based, as in the case of the new longer term incentive plan described below in which awards of restricted Common Shares are dependent upon the Company’s net earnings before unusual charges, such as the 2002 Non-Cash Impairment Charge (as defined below), and the Company’s return on capital employed (“ROCE”) meeting or exceeding specified target levels, and should also include options and SARs, whose incentive value depends upon the price performance of the Company’s shares. For purposes of the Company’s annual and longer term incentive plans, ROCE represents the Company’s pre-tax operating earnings divided by the sum of the Company’s (x) shareholders’ equity, (y) minority interest and (z) long term debt net of cash and marketable securities, all as calculated in accordance with Canadian generally accepted accounting principles.

        Awards of bonuses under the Company’s annual Management Incentive Plans depend upon whether the Company and its principal business groups and units have met or exceeded targets established for the applicable year by the MRC Committee. The MRC Committee also retains the discretion to consider other criteria and achievements in determining the range of any bonuses to be awarded. The Management Incentive Plan for 2002 (the “2002 MIP”) was approved by the MRC Committee in February 2002 and provided, as in the case of previous similar annual incentive plans, for a weighting of corporate, business unit and individual performance, with payments of bonuses increasing as the Company’s ROCE for the applicable year increased. Target award levels established under the 2002 MIP for the Chairman and Chief Executive Officer and the other Executive Officers ranged from 40% to 60% of base salaries and, depending upon the ROCE and the achievement of key strategic milestones and other objectives, higher award levels, subject to certain maximum levels. The MRC Committee, at its meeting in February 2003, reviewed various factors to be evaluated under the terms of the 2002 MIP, including the Company’s level of earnings and ROCE before the non-cash asset impairment charges recorded in the second quarter of 2002 relating principally to the carrying value of the Company’s Voisey’s Bay project (“2002 Non-Cash Asset Impairment Charge”) as well as recent developments relating to the Company’s Goro project. Based upon (i) the fact that most of the key strategic, operating, financial and other targets set forth in the 2002 MIP had been achieved, including the negotiation of agreements to enable the Voisey’s Bay project to proceed, (ii) the Company’s financial performance for 2002, including the level of earnings from operations and before the 2002 Non-Cash Asset Impairment Charge, and substantial positive cash flow generated in 2002, and (iii) the level of the Company’s ROCE taking into account the specific nature of and factors relating to the 2002 Non-Cash Asset Impairment Charge, the MRC Committee in February 2003 approved bonus awards under the 2002 MIP for the Chairman and Chief Executive Officer and other Executive Officers in the range of approximately 45% to 59% of base salaries, as reflected in the “Summary Compensation Table” on page 14. These awards reflected downward adjustments by the MRC Committee, pursuant to the discretion given to that Committee, from what would have been payable under the terms of the 2002 MIP in light of certain unfavourable developments concerning the Company’s Goro project.

        In contrast to the 2002 MIP, which was tied to performance targets for 2002, Long Term Incentive Awards under the longer term incentive plan that had been in place for a number of years were tied to whether the Company’s return on shareholders’ equity over a rolling three-year period met or exceeded threshold levels in both absolute terms and in comparison with the return on shareholders’ equity of a peer group of leading North American metals and mining company over that same three-year period. In April 2002, the MRC Committee and the Board approved a new longer term plan covering longer term incentive awards, the Mid-Term Incentive Plan (the “MTIP”). As in the case of the predecessor plan covering such Awards, the MTIP provides for awards of restricted Common Shares and cash payments generally sufficient to pay the tax liability on such Shares. Awards under the MTIP are dependent upon the Company’s actual net earnings before unusual charges (such as the 2002 Non-Cash Asset Impairment Charge) achieving or exceeding the MTIP’s net earnings target level and/or the ROCE exceeding the Company’s cost of capital targets, in each case over generally a rolling three-year period. In determining award levels, the MTIP provides for a weighting of these two financial performance measures together with individual performance. Depending upon the extent to which the Company’s actual net earnings and/or ROCE for the applicable periods exceed the target levels set forth in the MTIP, target award levels for the Chairman and Chief Executive Officer and the other Executive Officers would be in the range of between 30% to 75% of base salaries, with higher award levels when both financial performance measures substantially exceed target levels, subject to certain maximum award levels. As in the case of the predecessor plan, awards under the MTIP, as described under “Management Incentive Plans and Other Arrangements with Officers” on page 15, are also dependent on the availability of consolidated pre-tax earnings for the applicable period. Based upon the applicable period for awards payable for 2002 under the MTIP, the ROCE exceeded the Company’s cost of capital target under the MTIP but the net earnings target was not met. Based upon the weighting of the financial performance measures under the terms of the MTIP, awards in the range of approximately 32% to 62% of base salaries were made to the Executive Officers, as reflected in the “Summary Compensation Table” on page 14.

        With respect to grants of share options and SARs under the Company’s 2001 Key Employees Incentive Plan and its predecessor plan, the Company’s 1997 Key Employees Incentive Plan, under which a total of six million Common Shares have been made available to be granted over the expected five-year life of that Plan, the MRC Committee recommends to the Board of Directors the number of such options and SARs to be granted to the Chief Executive Officer and the other Executive Officers. While the MRC Committee had initially determined that awards of share options and SARs should generally be made, absent other circumstances, upon a relatively even distribution over the life of the Company’s various key employee incentive plans, the MRC Committee revised this approach in February 1998. Based upon this revised approach, the MRC Committee increased the number of share options and SARs granted in respect of 1998 and 1999 by up to approximately 50% from the previous levels. At its February 2000 meeting, however, the MRC Committee determined to return to the grant levels for share options and SARs which were closer to those levels that had generally prevailed in 1996 and 1997. Based upon their review of overall compensation levels for Executive Officers and other Officers at that time, the MRC Committee in February 2002 revised the annual level of share options to be granted under the 2001 Key Employees Incentive Plan to Executive Officers by increasing the number of options by about 30 to 50% from the 2000 and 2001 grant levels. In making the annual grants reflected in the “Option/SAR Grants in 2002” table on page 16, the MRC Committee did not consider the overall number and value of those share options and SARs already held by the recipients. These share options and SARs granted under the 2001 Key Employees Incentive Plan and its predecessor plans are exercisable over a period of 8-10 years in order to maximize their incentive value and to enhance the Company’s ability to retain its Executive Officers.

        In summary, the MRC Committee believes that the Company’s compensation structure appropriately takes into account those factors that are particularly characteristic of the mining and metals industry as a whole, including the cyclicality of the industry, the Company’s comparative performance within that industry, and the individual contributions toward that performance by the Company’s Chairman and Chief Executive Officer and the other Executive Officers and other Officers.

The Management Resources and
Compensation Committee

Richard M. Thomson, Chair
Ronald C. Cambre
David P. O’Brien
James M. Stanford

February 4, 2003

COMPARATIVE SHAREHOLDER RETURN

        The following line graph and succeeding table set forth the total return on the Company’s Common Shares for the period December 31, 1997 through December 31, 2002 assuming a $100 initial investment ($100 Cdn. in the case of the S&P/TSX) with all dividends reinvested, as compared to the cumulative returns, assuming a corresponding investment with all dividends reinvested, in respect of the S&P 500 Stock Index, the S&P Diversified Metals and Mining Index, and, given the importance of this market to the Company, the S&P/TSX Composite Index, each as more fully described in the graph and table set forth below.

Inco Limited

Comparison of Five-Year Cumulative Total Return on Common Shares
December 31, 1997 — December 31, 2002

INDEXED CUMULATIVE RETURN

At Year End	Inco Limited	S&P 500(1)	S&P/TSX(2)	S&P Diversified Metals & Mining(3)
1997	100.00	100.00	100.00	100.00
1998	61.89	128.58	98.42	72.01
1999	139.35	155.63	129.63	136.85
2000	99.38	141.47	139.23	95.30
2001	100.45	124.65	121.73	83.88
2002	125.83	97.10	106.59	92.17

(1)	The S&P 500 Stock Index is compiled by Standard & Poor’s Corporation and consists of a broad index of 500 companies designed to provide a measure of stock market performance. The Company was included in this index for the period 1997 through 2001. Standard & Poor’s in July 2002 deleted from the S&P 500 Stock Index and related indicies seven non-U.S. companies which had been included therein, including the Company.

(2)	The S&P/TSX Composite Index (formerly the TSE 300 Total Return Index) is compiled by Standard & Poor’s Corporation and consists of a market weighted index of 300 issues on the Toronto Stock Exchange, including the Company.

(3)	The S&P Diversified Metals and Mining Index, previously known as the S&P Metals Mining Index, is compiled by Standard & Poor’s Corporation and includes two companies: Phelps Dodge Corporation and Freeport-McMoRan Copper & Gold Inc. The Company, as indicated in note (1) above, was included in this index for the period 1997 through 2001.

APPOINTMENT OF AUDITORS

        PricewaterhouseCoopers LLP and its predecessors have served as Auditors of the Company since the Company’s incorporation in 1916.

        The persons named in the accompanying form or forms of proxy intend to vote the proxy or proxies in favour of the appointment of PricewaterhouseCoopers LLP to the office of Auditors of the Company for the term expiring at the Annual Meeting in 2004 at a remuneration to be approved by the Board of Directors, unless the Shareholder signing such form or forms of proxy specifies otherwise. At its February 4, 2003 meeting, the Audit Committee of the Company recommended the appointment of PricewaterhouseCoopers LLP to the office of Auditors of the Company for the term expiring at the Annual Meeting in 2004.

        It is intended that PricewaterhouseCoopers LLP will for 2003 conduct an audit of the scope customarily made by it on behalf of the Company, as indicated in the Auditors’ Report to the Shareholders dated February 4, 2003 set forth on page 46 of the 2002 Annual Report to Shareholders of the Company.

        Representatives of PricewaterhouseCoopers LLP will attend the Meeting and will have the opportunity to make a statement if they desire to do so and will respond to any appropriate questions.

Audit Fees

        The aggregate fees billed by PricewaterhouseCoopers LLP for professional services rendered for audits relating to statutory and regulatory requirements totaled $1,687,000 for the fiscal year ended December 31, 2002 and $1,487,000 for the fiscal year ended December 31, 2001.

Audit-Related Fees

        The aggregate audit-related fees billed by PricewaterhouseCoopers LLP to the Company totaled $213,000 for the fiscal year ended December 31, 2002 and $120,000 for the fiscal year ended December 31, 2001. The fiscal 2002 fees relate principally to assistance in due diligence, accounting related assistance, audits in accordance with agreements and audits of certain of the Company’s pension plans, while the fiscal 2001 fees relate to audits of certain of the Company’s pension plans and accounting related assistance.

Tax Fees

        The aggregate fees for tax services billed by PricewaterhouseCoopers LLP to the Company totaled $1,522,000 for the fiscal year ended December 31, 2002 and $1,358,000 for the fiscal year ended December 31, 2001. These fees relate to services for tax compliance, tax planning and tax advice.

All Other Fees

        The aggregate fees for all other services billed by PricewaterhouseCoopers LLP to the Company totaled $13,000 for the fiscal year ended December 31, 2002 and nil for the fiscal year ended December 31, 2001. These fees relate to access to computer software research tools and other miscellaneous subscriptions.

        The Committee has considered whether the provision of the above-captioned services is compatible with maintaining the auditors’ independence and has determined that such services were fully compatible with the maintenance of their independence.

ANY OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

        The accompanying form or forms of proxy will confer discretionary authority upon the persons named therein with respect to any amendments to the matters set forth in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting or any adjournment thereof.

        The Board of Directors is not aware that any matters are to be presented for action at the Meeting other than those specifically referred to in the Notice of Meeting. However, if any other matters properly come before the

Meeting, it is the intention of the persons named in the accompanying form or forms of proxy to vote on such matters in accordance with their judgment.

        On any ballot that may be called for at the Meeting, all Shares in respect of which the persons named in the accompanying form or forms of proxy have been appointed to act will be voted or withheld from voting in accordance with the specification of the holder of Common Shares or Series E Preferred Shares signing the proxy or proxies. If no such specification is made, the Common Shares or Series E Preferred Shares represented by the applicable proxy will be voted as stated above.

CERTAIN MATTERS CONCERNING PROXY SOLICITATION

        The Company will bear the cost of solicitation of proxies. Solicitation will be by mail, possibly supplemented by telephone or other personal contact by employees of the Company. In addition, the Company will retain Georgeson Shareholder Communications Canada, 66 Wellington Street West, Suite 5210, TD Tower, Toronto Dominion Centre, Toronto, Ontario M5K 1J3 to aid in the solicitation of proxies from individuals and institutional holders in Canada. Georgeson Shareholder Communications Canada will, in turn, coordinate with Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, New York 10004 to aid in that process in the United States. The toll free numbers to contact Georgeson in the United States or Canada are 1-866-423-3046 (English) and 1-866-429-3584 (French). The aggregate fee for these services in Canada and the United States is expected to approximate Cdn. $35,000 plus out-of-pocket expenses.

2004 ANNUAL MEETING OF SHAREHOLDERS

        Under the CBCA, Shareholders who are holders of Common Shares or Series E Preferred Shares who wish to present proposals for action at the 2004 Annual Meeting must forward their proposals to the Company by December 5, 2003 after which any proposals shall be considered to be untimely. The 2004 Annual Meeting is expected to be held on April 21, 2004.

        The Board of Directors has approved in substance the contents of this Proxy Circular and Statement and also its mailing to Shareholders.

/s/ Stuart F. Feiner

Stuart F. Feiner
Executive Vice-President, General Counsel & Secretary